NETWORK-1 TECHNOLOGIES, INC.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190719

PROSPECTUS SUPPLEMENT NO. 8
(To Prospectus dated April 30, 2014)

This is a prospectus supplement to our prospectus dated April 30, 2014 (the “Prospectus”) relating to the resale from time to time by selling stockholders of up to 6,079,186 shares of our common stock, including shares issuable upon exercise of outstanding warrants.  On August 22, 2014, we filed with the Securities and Exchange Commission a Current Report on Form 8-K.  The text of the Current Report on Form 8-K is attached to and a part of this supplement.

This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus.

The securities offered by the Prospectus involve a high degree of risk.  You should carefully consider the “Risk Factors” referenced on pages 7-17 of the Prospectus in determining whether to purchase the common stock.

The date of this prospectus supplement is August 22, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):       August 19, 2014

Network-1 Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-15288	11-3027591

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

445 Park Avenue, Suite 912, New York, New York 10022

(Address of principal executive offices)

Registrant’s telephone number, including area code:  (212) 829-5770

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01       Other Events.

On August 19, 2014, Network-1 Technologies, Inc. (the “Company”) announced that the United States Patent and Trademark Office (USPTO) issued a Notice of Intent to Issue a Reexamination Certificate  (“NIRC”) rejecting a challenge to the patentability of the Company’s Remote Power Patent (U.S. Patent No. 6,218,930).  A copy of the press release issued by the Company is attached hereto as Exhibit 99.1.

Item 9.01       Financial Statements and Exhibits

(c)           Exhibits

Exhibit No.	Description

99.1	Press Release dated August 19, 2014

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NETWORK-1 TECHNOLOGIES, INC.

Dated: August 22, 2014	By:	/s/ Corey M. Horowitz
Name: Corey M. Horowitz
Title: Chairman & Chief Executive Officer

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EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Corey M. Horowitz, Chairman and CEO
Network-1 Technologies, Inc.
(212) 829-5770

USPTO Re-Confirms Validity of Network-1’s Remote Power Patent in Ex Parte
Reexamination Proceeding

New York, New York August 19, 2014 -Network-1 Technologies, Inc. (OTC BB: NTIP) today announced that the United States Patent and Trademark Office (“USPTO”) issued Notice of Intent to Issue a Reexamination Certificate (“NIRC”) rejecting a challenge to the patentability of Network-1’s Remote Power Patent (U.S Patent No. 6,218,930).

The Remote Power Patent had been reexamined by the USPTO as a result of an unknown third party’s request for ex parte reexamination of certain claims of the Remote Power Patent, which was granted by the USPTO in September2012.  The request for reexamination was stayed by the Patent Trial and Appeal Board (“PTAB”) of the USPTO in December 2012 pending its Inter Partes Review (“IPR”) of the Remote Power Patent.  In May 2014, the PTAB issued its decision in favor of Network-1 in the IPR rejecting that challenge to the patentability of the Remote Power Patent.As part of its IPR decision, the PTAB ordered that the stay of the ex parte reexamination be lifted and that the reexamination proceed.On July 24, 2014, the Petitioners in the IPR proceeding each filed a Notice of Appeal of the Patent Board’s decision to the United States Court of Appeals for the Federal Circuit.

The NIRC states that the USPTO intends to confirm the validity of the challenged claims of the Remote Power Patent (claims 6, 8 and 9) without any amendment or modification.  The USPTO also intends to allow fourteen new claims, bringing the total claims in the Remote Power Patent to twenty-threeclaims.  No claims were rejected.

“We are very pleased with this decision by the USPTO,” said Corey M. Horowitz, Chairman and CEO of Network-1. “The successful outcomes of the exparte reexamination and IPR proceedings re-confirm the validity of our Remote Power Patent,” he added.  “I sincerely hope at this point that those using the patented technologies claimed in the Remote Power Patent will actively engage in licensing discussions and avoid further protracted and wasteful litigation activities.”

The Remote Power Patent covers the remote delivery of power over Ethernet networks andhas generated licensing revenue in excess of  $65 million from May 2007 to date.  Network-1 currently has sixteen license agreements with respect to its Remote Power Patent, which include, among others, license agreements with Cisco Systems, Inc., Cisco Linksys, Inc., Extreme Networks, Inc., Netgear Inc., Motorola Solutions, Inc., Allied Telesis, Inc., NEC Corporation, and several other data networking vendors.

In September 2011, Network-1 initiated patent litigation against sixteen data networking equipment manufacturers in the United States District Court for the Eastern District of Texas, Tyler Division, for infringement of the Remote Power Patent.  Named as defendants in the lawsuit, excluding affiliated parties, were Alcatel-Lucent USA, Inc., Allied Telesis, Inc., Avaya Inc., AXIS Communications Inc., Dell, Inc., GarrettCom, Inc., Hewlett-Packard Company, Huawei Technologies USA, Juniper Networks, Inc., Motorola Solutions, Inc., NEC Corporation, Polycom Inc., Samsung Electronics Co., Ltd., ShoreTel, Inc., Sony Electronics, Inc., and Transition Networks, Inc. During the year ended December 31, 2012, the Company entered into settlement agreements with defendants Motorola Solutions, Inc. (“Motorola”), Transition Networks, Inc. (“Transition Networks”) and GarretCom, Inc.(“GarretCom”).  In February 2013, the Company reached settlement agreements with Allied Telesis, Inc. (“Allied Telesis”) and NEC Corporation (“NEC”).As part of the settlements, Motorola, Transition Networks, GarretCom, Allied Telesis and NEC each entered into a non-exclusive license agreement for our Remote Power Patent pursuant to which each such defendant agreed to license the Company’s Remote Power Patent for its full term (which expires in March 2020) and pay a license initiation fee and quarterly or annual royalties based on their sales of PoE products.  On March 5, 2013, the Court stayed the litigation until a party requested that the litigation be lifted pending the recently completed IPR.

ABOUT NETWORK-1 TECHNOLOGIES, INC.

Network-1 Technologies, Inc. is engaged in the development, licensing and protection of its intellectual property and proprietary technologies.  Network-1 works with inventors and patent owners to assist in the development and monetization of their patented technologies. Network-1 currently owns twenty-two (22) patents covering various telecommunications and data networking technologies as well as technologies relating to document stream operating systems and the identification of media content. Network-1’s current strategy includes continuing to pursue licensing opportunities for its Remote Power Patent and its efforts to monetize two patent portfolios (the Cox and Mirror Worlds patent portfolios) acquired by Network-1 in 2013.  The Company’s acquisition strategy is to focus on acquiring high quality patents which management believes have the potential to generate significant licensing opportunities as Network-1 has achieved with respect to its Remote Power Patent.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements address future events and conditions concerning Network-1’s business plans. Such statements are subject to a number of risk factors and uncertainties as disclosed in the Network-1’s Annual Report on Form 10-K for the year ended December 31, 2013and its Quarterly Report on Form 10-Q for the three months ended March 31, 2014 including, among others, the continued validity of Network-1’s Remote Power Patent, the ability of Network-1 to successfully execute its strategy to acquire high quality patents with significant licensing opportunities, Network-1's ability to achieve revenue and profits from the Mirror Worlds Patent Portfolio and the Cox Patent Portfolio as well as intellectual property it may acquire in the future, the ability of Network-1 to enter into additional license agreements, the ability of Network-1 to continue to receive material royalties from its existing license agreements for its Remote Power Patent, the uncertainty of patent litigation, the difficulty in Network-1 verifying royalty amounts owed to it by its licensees, Network-1's ability to enter into strategic relationships with third parties to license or otherwise monetize their intellectual property, the continued viability of the PoE market, future economic conditions and technology changes and legislative, regulatory and competitive developments. Except as otherwise required to be disclosed in periodic reports, Network-1 expressly disclaims any future obligation or undertaking to update or revise any forward-looking statement contained herein.

Corey M. Horowitz, Chairman and CEO
Network-1 Technologies, Inc.
(212) 829-5770